UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 November 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press release

Results of Harmony's annual general meeting

Johannesburg: Monday, 23 November 2015: Harmony Gold Mining Company Limited ('Harmony' or 'the Company') advises shareholders that, at Harmony's annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting forming part of the Company's 2015 integrated annual report. There were 436 189 392 ordinary shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

Ordinary resolution 1:	Re-election of director: Fikile De Buck			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.84%	0.16%	382 578 722	87.71%	0.02%

Ordinary resolution 2:	Re-election of director: Modise Motloba			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.84%	0.16%	382 598 762	87.71%	0.01%

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

Ordinary resolution 3:	Re-election of director: Patrice Motsepe			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.72%	0.28%	382 597 559	87.71%	0.01%

Ordinary resolution 4:	Re-election of director: Joaquim Chissano			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.86%	1.14%	382 579 092	87.71%	0.02%

Ordinary resolution 5:	Re-election of audit and risk committee member: John Wetton			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.94%	0.06%	382 596 703	87.71%	0.01%

Ordinary resolution 6:	Re-election of audit and risk committee member: Fikile De Buck			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.94%	0.06%	382 595 012	87.71%	0.02%

Ordinary resolution 7:	Re-election of audit and risk committee member: Simo Lushaba			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
92.77%	7.23%	382 593 912	87.71%	0.02%

Ordinary resolution 8:	Re-election of audit and risk committee member: Modise Motloba			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.93%	0.07%	382 573 859	87.71%	0.02%

Ordinary resolution 9:	Re-election of audit and risk committee member: Karabo Nondumo			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.93%	0.07%	382 594 087	87.71%	0.02%

Ordinary resolution 10:	Reappointment of external auditors: PricewaterhouseCoopers Incorporated			
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.88%	0.12%	382 577 893	87.71%	0.02%

Ordinary resolution 11:	Approval of remuneration policy				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
91.65%	8.35%	382 559 893	87.70%	0.02%

Ordinary resolution 12:	General authority to issue shares for cash				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.76%	0.24%	382 616 034	87.72%	0.01%

Ordinary resolution 13:	Amendments to the share plan				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.91%	0.09%	381 810 609	87.53%	0.19%

Special resolution 1:	To approve non-executive directors' remuneration				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.89%	0.11%	382 516 542	87.70%	0.03%

Special resolution 2:	Financial assistance to related and inter-related companies				
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.90%	0.10%	382 550 511	87.70%	0.03%

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 23, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director